Mail Stop 4561

May 22, 2008

Thomas M. Brandt, Jr.
Senior Vice President and
Chief Financial Officer
TeleCommunication Systems, Inc.
275 West Street
Annapolis, MD 21401

      Re: TeleCommunication Systems, Inc.
               Form 10-K for the year ended
               December 31, 2007
               Filed March 5, 2008
               File no. 000-30821

Dear Mr. Brandt:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised on the financial statements and related matters.

               Sincerely,

               Kathleen Collins
               Accounting Branch Chief